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                                                     Filed by OrthAlliance, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                             and deemed filed pursuant to Rule 14a-12 under the
                                                Securities Exchange Act of 1934

                                             Subject Company: OrthAlliance, Inc.
                                                    Commission Number: 000-22975


May 22, 2001

Dear Members:

As part of our ongoing effort to keep you as well informed as possible regarding the proposed merger between OrthAlliance and OCA, we are scheduling a series of "town hall" meetings.

The first will be in Atlanta this Saturday, May 26. It will be from 5:30pm to 9:30pm at the Marriott Marquis Hotel, located at 265 Peachtree Center Avenue. Beverages and a buffet will be provided. Our intent is to review the deal points with you, allow you to meet with OCA doctors and management, demonstrate the capabilities of OCA's state-of-the-art practice management systems, and finally, have an extensive Q & A.

For those of you who live in Atlanta or somewhere in the southeast, or for our Pediatric Dentists attending the AAPD, this should be a convenient location. If not, we're also planning similar events for Los Angeles, Friday June 1, and Dallas, Saturday June 2. We'll have the locations and times for you shortly.

As you know, our next Practice Improvement Seminar will be in Baltimore June 8 and 9. We have set aside 3 hours, from 8am to 11 am, on Friday to discuss the transaction. Also, we'll have a demonstration of OCA's practice management systems for hands-on use both days of the seminar.

Lastly, we're expecting to be able to share the doctor incentive plans with you shortly. With the new disclosure laws, it takes some time to get through the SEC filing requirements.

Thank you for your patience.

Sincerely,

W. Dennis Summers
Chairman of the Board

In connection with the proposed merger, OCA and OrthAlliance will file a proxy statement/prospectus with the Securities and Exchange Commission ("SEC"). Investors are urged to read the proxy statement/prospectus, because it will contain important information about the merger, OCA and OrthAlliance. After the proxy statement/prospectus is filed with the SEC, the proxy statement/prospectus will be available free of charge, both on the SEC's web site (www.sec.gov) and from OCA and OrthAlliance by directing a request to Orthodontic Centers of America, Inc., 5000 Sawgrass Village Circle, Suite 30, Ponte Vedra Beach, FL 32082, Attention: Investor Relations, or to OrthAlliance, Inc., 21535 Hawthorne Boulevard, Suite 200, Torrance, CA 90503, Attention: Investor Relations. OrthAlliance and its directors and officers may be deemed to be participants in the solicitation of proxies with respect to a shareholder meeting to be held in connection with the merger. Information about the participants in the solicitation, including their interests in shares of OrthAlliance's common stock, is set forth in OrthAlliance's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC. Investors may obtain additional information regarding the interests of OrthAlliance and its directors and officers in the merger by reading the proxy statement/prospectus when it becomes available. This does not constitute an offer of any securities for sale.